Filed by Franklin Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 333-52722
                          Subject Company: Fiduciary Trust Company International



           On February 21, 2001 and February 28, 2001, the following notice is being published in the New York Daily News newspaper as required by Section 143-a of the New York State Banking Law.

                      FIDUCIARY TRUST COMPANY INTERNATIONAL
                             Two World Trade Center
                          New York, New York 10048-0772

       NOTICE OF SPECIAL MEETING OF FIDUCIARY TRUST COMPANY INTERNATIONAL
                          TO BE HELD ON MARCH 14, 2001

To the Shareholders of Fiduciary Trust Company International:

           We plan to hold a special meeting of the shareholders of Fiduciary Trust Company International on March 14, 2001, at 2:00 p.m., local time, at the Marriott World Trade Center, Three World Trade Center, New York, New York 10048, for the following purpose:

               To consider and vote upon a proposal to approve and adopt the plan of acquisition between Franklin Resources, Inc. and Fiduciary. Under the plan of acquisition, Fiduciary will be acquired by Franklin and become its wholly-owned subsidiary, and you will receive for each outstanding share of Fiduciary common stock that you own a number of shares of Franklin common stock determined by dividing $113.38 by the average closing price of Franklin common stock on the New York Stock Exchange for the 20 trading days ending immediately prior to the date certain regulatory approvals are obtained from the Federal Reserve Board. However, if the average closing price for the 20 trading days is less than $34.68, you will receive 3.2697 shares of Franklin common stock for each share of Fiduciary common stock that you own, and if the average closing price for the 20 trading days is greater than $42.38, you will receive 2.6754 shares of Franklin common stock for each share of Fiduciary common stock that you own. Thus, you will receive $113.38 in value of Franklin common stock per share of Fiduciary common stock if the average closing price of Franklin common stock during this period is between $34.68 and $42.38 (inclusive), and you will receive a greater amount in value of Franklin common stock if such average closing price is greater than $42.38 and a lesser amount in value of Franklin common stock if such average closing price is less than $34.68. Franklin common stock is listed on the New York Stock Exchange under the trading symbol "BEN".



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       Instead of receiving fractional shares of Franklin common stock, the exchange agent will sell on your behalf your fractional share interest and the cash proceeds will be distributed to you along with your full shares of Franklin common stock. Fiduciary shareholders who comply with the New York Banking Law will be entitled to dissenters' rights to obtain payment for the fair value of their shares of Fiduciary common stock.

       Only holders of record of shares of Fiduciary common stock at the close of business on January 26, 2001, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments of it. We will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment of it by the Fiduciary board of directors.

       Your vote is very important, regardless of the number of shares you own. We cannot complete the acquisition unless the holders of two-thirds of the outstanding shares of Fiduciary common stock vote to approve and adopt the plan of acquisition.

       THE FIDUCIARY BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AT THE SPECIAL MEETING TO APPROVE AND ADOPT THE PLAN OF ACQUISITION, WHICH IS DESCRIBED IN DETAIL IN THE PROXY STATEMENT/PROSPECTUS MAILED TO FIDUCIARY SHAREHOLDERS ON OR ABOUT FEBRUARY 1, 2001. THE PROXY STATEMENT/PROSPECTUS IS ALSO AVAILABLE ON THE INTERNET AT WWW.SEC.GOV.

       IF YOUR SHARES ARE HELD IN "STREET NAME," YOU MUST INSTRUCT YOUR BROKER, BANK OR OTHER NOMINEE IN ORDER TO VOTE. IF YOU DO NOT VOTE BY PROXY OR IN PERSON AT THE SPECIAL MEETING, IT WILL COUNT AS A VOTE AGAINST THE APPROVAL AND ADOPTION OF THE PLAN OF ACQUISITION.

       For more information about the acquisition, please review the proxy statement/prospectus mailed to Fiduciary shareholders on or about February 1, 2001, or contact Georgeson Shareholder Communications, Inc., Fiduciary's proxy solicitation firm, by telephone at 1-800-223-2064. You may also contact Fiduciary by telephone at 212-313-3666 or by visiting Fiduciary's website at www.fiduciarytrust.com.

                                   By Order of the Board of Directors,

                                   /s/ Carol K. Demitz

                                   Carol K. Demitz
                                   Secretary



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ADDITIONAL INFORMATION:

Franklin filed a registration statement with the U.S. Securities and Exchange Commission (including an amendment on January 26, 2001) in connection with its proposed acquisition of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404, (tel:
1-800-632-2350 x28900).




















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